Exhibit 99.11

CONSENT

TO:	Alexco Resource Corp. (the "Company") British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

United States Securities and Exchange Commission

Dear Sirs / Mesdames:

Re:	Consent of Expert

Reference is made to the prospectus supplement of the Company dated June 3, 2019 (the "Supplement") and the Company’s amended registration statement on Form F-10/A (File No. 333-227024) and the documents incorporated by reference therein, including the technical report titled "NI 43-101 Technical Report, Prefeasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada" dated effective March 28, 2019 and issued on May 8, 2019 (the "Report").

I hereby:

1.	consent to:

a.	the public filing of the Report;

b.	being named in the Supplement and the Registration Statement as an author of the Report ; and

c.	the use any extracts from and/or a summary of the Report in the Supplement and the Registration Statement, and to the incorporation of the Report by reference into the Supplement and the Registration Statement; and

2.	confirm that I have read the Supplement and that:

a.	it fairly and accurately represents the information in the sections of the Report for which I am responsible; and

b.	I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

Dated this 3rd day of June, 2019.

/s/ Hassan Ghaffari

Hassan Ghaffari, M. A. Sc., P.Eng.